PHOTOWATT TECHNOLOGIES INC.
25 Reuter Drive, Cambridge, Ontario, Canada N3E 1A9
August 20, 2007
VIA EDGAR TRANSMISSION
AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549
Attn: Timothy Buchmiller
Photowatt Technologies Inc.
Registration Statement on Form F-1
Registration No. 333-137044 (the “Registration Statement”)
Dear Mr. Buchmiller:
     Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Photowatt Technologies Inc. (“Photowatt”) hereby requests withdrawal of the above-referenced Registration Statement. The Registration Statement was originally filed on September 1, 2006 and was most recently amended on March 15, 2007.
     Given unfavorable market conditions, Photowatt has determined at this time not to pursue the initial public offering contemplated by the Registration Statement. None of Photowatt’s securities was sold in connection with the offering.
     We appreciate the time and effort expended by the Staff on our filings. If you have any questions regarding this request for withdrawal, please contact Timothy Andison of Shearman & Sterling LLP at (416) 360-2971.
Very truly yours,
PHOTOWATT TECHNOLOGIES INC.
/s/  Stewart McCuaig
Stewart McCuaig
Director
cc:	Russell Mancuso Securities and Exchange Commission Christopher J. Cummings Shearman & Sterling LLP